L3 Corp.
538 W. 21st Street
Suite # 80308
Houston, TX 77008-3642
Telephone: (855) 763-2210

January 11, 2012

By Edgar

Jay Ingram
Branch Chief - Legal
Securities and Exchange Commission
Washington  DC20549

Re:	L3 Corp.
Registration Statement on Form S-1
Filed December 14, 2011
File No. 333-178482

Dear Mr. Ingram:

L3 Corp. acknowledges receipt of the letter dated January 6, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  We have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review.  The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

1.
Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that:
• You have not yet commenced operations;
• You have no revenues and have conducted little business activity;
• You have no assets, except for $14,271 consisting entirely of cash and deferred offering costs.
• You will be unable to implement your business plan without substantial additional funding; and
• Your registration statement contains only general disclosure related to the nature of your business plan.

These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419. Please revise the registration statement accordingly.

Response:             Revised.  We have revised our disclosure throughout the registration statement to provide additional disclosure and clarity as to our business activities to date and therefore we do not believe that we need to provide disclosure regarding blank check companies.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Noam Katzav
President